UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to _____

Commission file number 1-9114

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Mylan Profit Sharing 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mylan Laboratories Inc.

1500 Corporate Drive, Canonsburg, Pennsylvania 15317

REQUIRED INFORMATION

1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2004 and 2003.

     Exhibits:

23.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
DECEMBER 31, 2004 AND 2003

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the Mylan Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 24, 2005

MYLAN PROFIT SHARING 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
INVESTMENTS, at fair value	$114,389,674	$104,277,514
RECEIVABLES:
Employer contributions	6,294,032	5,105,900
Dividends & Interest	43,560	37,513

Total receivables	6,337,592	5,143,413

TOTAL ASSETS:	120,727,266	109,420,927

NET ASSETS AVAILABLE FOR BENEFITS	$120,727,266	$109,420,927

See notes to financial statements.

MYLAN PROFIT SHARING 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Interest and dividend income	$877,794
Employer contributions	10,284,324
Employee contributions	7,784,452
Net depreciation in fair value of investments	(3,995,458)

Total additions	14,951,112

DEDUCTIONS:
Benefits paid to participants	3,644,773

Total deductions	3,644,773

NET INCREASE	11,306,339
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	109,420,927

End of year	$120,727,266

See notes to financial statements.

MYLAN PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

General— The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all employees of Mylan Laboratories Inc. (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) which includes the Company; any trade or business (whether or not incorporated) which is under common control (as defined in Code Section 414(c)) with the Company; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code Section 414(m)) which includes the Company; and any other entity required to be aggregated with the Company pursuant to Regulations under Code Section 414(o)) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan please refer to the Plan document.

Contributions— Each year, participants may make contributions up to 50% of pretax annual compensation into the Plan, subject to statutory limitations. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Company’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The discretionary contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Trustee and Recordkeeper— All of the Plan’s assets are held by American Express Trust Company (the “Trustee”) who also has participant account recordkeeping responsibilities.

Participant Accounts— Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is fully vested after 7 years of credited service and all future discretionary contributions become immediately vested. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100%

Additionally, all participants become fully vested at age 65.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and a maximum term of five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Trustee. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits— On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave their balance in the account for withdrawal at a later point in time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Forfeitures— Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company contribution for the year in which such forfeiture occurs. For the year ended December 31, 2004, forfeitures totaling $325,000 were used to off-set current year employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses— All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003
AET Income II Fund	$26,467,406	$24,941,201
Mylan Laboratories Inc. Common Stock	25,281,464	31,075,457
RS Emerging Growth Fund	11,167,438	8,249,618
AET Equity Index II Fund	10,123,648	7,623,457
Davis New York Venture Class A Fund	9,358,723	6,470,949
AXP New Dimensions Fund	9,243,788	7,939,524
Janus Overseas Fund	9,112,940	6,061,554
PIMCO Total Return Fund	8,117,476	7,480,079

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$3,928,980
Mylan Laboratories Inc. Common Stock	(9,646,886)
Common/collective trust funds	1,722,448

(3,995,458)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

In September 2002, the Plan obtained its latest determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has not been amended during this plan year.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the plan sponsor and therefore qualifies as a related party. At December 31, 2004 and 2003, the Plan held an investment of 1,429,913 and 1,228,734 shares, respectively, of common stock of the Company. The fair value of the common stock fund at December 31, 2004 and 2003 was $25,281,464 and $31,075,457, respectively. For the year ended December 31, 2004, the Plan purchased 293,570 shares of common stock of the Company at a cost of $5,663,874. For the year ended December 31, 2004, the Plan sold 92,391 shares of common stock of the Company with proceeds of $1,686,155.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

* * * * *

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(k) PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2004

(A)	(B)	(C)	(D)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value	Value
*	American Express Trust Company	Cash and cash equivalents	$338,319
*	American Express Trust Company	AET Income II Fund	26,467,406
*	American Express Trust Company	AET Equity Index II Fund	10,123,648
	PIMCO Funds	PIMCO Total Return Fund	8,117,476
*	American Express Trust Company	AXP New Dimensions Fund	9,243,788
	Davis Funds	Davis New York Venture Class A Fund	9,358,723
	Janus	Janus Overseas Fund	9,112,940
	Franklin Templeton Investments	Franklin Mutual Series Fund, Inc.	4,906,406
	RS Funds	RS Emerging Growth Fund	11,167,438
*	Mylan Laboratories Inc.	Mylan Common Stock	25,281,464
*	Participant Loan Fund	Maturity dates from 03/01/2005 to 12/17/2019 and interest rates ranging from 5.0% to 10.75%	272,066

		Total Investments	$114,389,674

*	Party-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Karen L. Reuther
Karen L. Reuther
June 29, 2005	Plan Administrator